SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-19940

NOTIFICATION OF LATE FILING

Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2004
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Financial statements, Management’s Discussion and Analysis, and related disclosure. N/A

PART I
REGISTRANT INFORMATION

TMP INLAND EMPIRE VI LTD
A CALIFORNIA LIMITED PARTNERSHIP

Former name if applicable

96 Corporate Park, Suite 200
Irvine, California 92606
(Address of principal executive offices, including Zip Code)

(949) 442-1000
(Issuer's telephone number, including area code)

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b -25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The company is filing the Form 10-KSB for the year ended December 31, 2005 late due to delays in receiving financial information necessary to produce an accurate 10-KSB.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                             KATHY WESTROPE                            951                     442-1000
                                      (Name)                                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes          [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes          [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached sheet.

TMP LAND MORTGAGE FUND, LTD
A CALIFORNIA LIMITED PARTNERSHIP

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Kathy Westrope
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Kathy Westrope, Manager

March 31, 2006

March 30, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Re: TMP Inland Empire VI ("Company") and our statement required by Rule 12b-25(c)

Dear Sir/Madam:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by the Company on or about March 30, 2006, which contains notification of the Company's inability to file its Annual Report on Form 10-K for the period ended December 31, 2005 (the "Form 10-K") by March 30, 2006. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company's financial statements for the year ended December 31, 2005, to be included in its Form 10-K.

Very truly yours,

/s/ Swenson Advisors, LLP